Exhibit 99.1

HAFNIA LIMITED: Transactions made under share buyback program

Singapore, January 13, 2025

Reference is made to the stock exchange announcement made by Hafnia Limited ("Hafnia" or the "Company", OSE ticker code: "HAFNI", NYSE ticker code: "HAFN") on December 2, 2024, of the launch of Hafnia’s program to repurchase up to 18,000,000 of the Company’s shares in open market transactions for a total amount of up to USD 100,000,000 during the period from December 2, 2024, until no later than January 27, 2025, pursuant to an agreement with Pareto Securities AS and its subsidiary, Pareto Securities Inc. (together, "Pareto").

For the period from and including January 6, 2025, through January 10, 2025, the Company purchased a total of 1,293,302 shares at an average price USD 5.63 per share. Please find below for an transaction overview.

Date	Trading Venue	Aggregated daily volume (number of shares)	Weighted average share price (USD)	Total daily transaction value (USD)
Jan 6, 2025	OSE	260,000	5.60	1,456,535
Jan 6, 2025	NYSE	403,302	5.65	2,276,922
Jan 7, 2025	OSE	230,000	5.57	1,280,982
Jan 7, 2025	NYSE	400,000	5.68	2,270,360
Period total
	OSE	490,000	5.59	2,737,517
	NYSE	803,302	5.66	4,547,282
	Total	1,293,302	5.63	7,284,799
Previously disclosed buy-back under the program (accumulated)
	OSE	3,760,000	5.35	20,111,477
	NYSE	5,376,698	5.39	28,971,504
	Total	9,136,698	5.37	49,082,981
Accumulated under the buy-back program
	OSE	4,250,000	5.38	22,848,994
	NYSE	6,180,000	5.42	33,518,786
	Total	10,430,000	5.40	56,367,781

The issuer's holding of repurchased shares:
Following the completion of the above transactions, the Company owns a total of 10,932,358 of its own shares, corresponding to 2.13% of Hafnia’s total issued share count.

Appendix:
An overview of all transactions made under the program that have been carried out during the above-mentioned period is attached to this report and available at www.newsweb.no.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act and article 5 of the European Market Abuse Regulation.

For further information, please contact:

Mikael Skov
CEO Hafnia Limited
+65 8533 8900

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About Hafnia Limited:

Hafnia is one of the world's leading tanker owners, transporting oil, oil products and chemicals for major national and international oil companies, chemical companies, as well as trading and utility companies.

As owners and operators of around 200 vessels, we offer a fully integrated shipping platform, including technical management, commercial and chartering services, pool management, and a large-scale bunker procurement desk. Hafnia has offices in Singapore, Copenhagen, Houston, and Dubai and currently employs over 4000 employees onshore and at sea.

Hafnia is part of the BW Group, an international shipping group involved in oil and gas transportation, floating gas infrastructure, environmental technologies, and deep-water production for over 80 years.